Exhibit 99.1

707 Cayman Holdings Limited Announces Entering Into Memorandum of Understanding

HONG KONG, August 13, 2025 (GlobeNewswire) - 707 Cayman Holdings Limited (“707 Cayman” or the “Company”) (Nasdaq: JEM), a Cayman Islands company that sells quality apparel products and provides supply chain management total solutions, today announced the Company entered into a memorandum of understanding (the “MOU”) with Precious Choice Global Limited (“Precious Choice”), a company incorporated in the British Virgin Islands with limited liability.

Pursuant to the MOU, 707 Cayman will, in a form of cooperation with Precious Choice, explore building crypto treasury reserve, including but not limited to Bitcoin, Binance Coin, Ethereum, etc, with plans to significantly scale holdings over the next 12 months, the specifics of which are still under negotiation.

The MOU also contains exclusivity provision applicable to both the Company and Precious Choice for a period of one year from the date of the MOU.

About Precious Choice

Precious Choice is an investment holding company incorporated in the BVI with limited liability and currently operates GameFi (game finance) business.

PURPOSE OF THE MOU

The Company operates a business in Hong Kong that sells quality products and provides supply chain management solutions to the customers spanning from Western Europe, North America to the Middle East. The customers include mid-size brand owners and apparel companies that have comprehensive operations with private labels that are sold worldwide.

In light of the better recognition of cryptocurrency by the United States and the recent regulatory development on virtual asset trading platforms for virtual assets and licensing and supervision of trading platforms and stablecoins in Hong Kong and elsewhere, the Company believes that it may be beneficial to build a portfolio of cryptocurrencies to facilitate transactions with global customers and suppliers. The use of cryptocurrency is not only expected to reduce cross-border international transaction costs and real-time payment recognition but also to reduce reliance on cash and provide optionality to leverage this strategic asset in the future. The directors (“Directors”) of the Company believe that the virtual assets and Web3 have attracted the attention of global investors and stakeholders of the Company. By entering into the MOU, the Directors believe that it allows the Company to explore the Web3 industry and gain deeper understanding about the blockchain technology and by leveraging the blockchain experience from Precious Choice, the Directors believe that the Company can co-operate with Precious Choice towards sustainable development of the virtual asset industry.

Risk Factors Related to the MOU

Whilst the MOU is legally binding and effective for one year, the details of the execution of the cooperation are still under negotiation between 707 Cayman and Precious Choice and may or may not proceed.

707 Cayman may not be able to achieve the expected strategic and financial benefits result from the MOU. Such benefits, if ultimately achieved, may be delayed.

The market price of the shares of the Company may decline as a result of the MOU and cryptocurrencies position, for a number of reasons, including (a) if investors react negatively to the prospect of the MOU or cryptocurrency market; (b) the effect of the cooperation does not have the expected positive results to our financials; or (c) if 707 Cayman does not achieve the perceived benefits of the cooperation to the extent anticipated.

Forward Looking Statement

This report contains forward-looking statements that relate to our current expectations and views of future events, in particular regarding whether or not an agreement in ultimately entered into pursuant to the MOU, and whether any benefits are actualized under any such agreement. These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

Additional information concerning these and other risk factors is contained in 707 Cayman’s most recent filings with the SEC and will be contained in the Form 6-K and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning 707 Cayman or the transactions described herein or other matters and attributable to 707 Cayman, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither 707 Cayman nor Precious Choice undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Contact:

707 Cayman Holdings Limited Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223